Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”)

2300, 530 - 8th Avenue S.W.

Calgary, AB  T2P 3S8

2.                                      Date of Material Change:

April 20, 2010

3.                                      News Release:

Press release issued on April 20, 2010 by, or on behalf of, Bellatrix and disseminated through Marketwire.

4.                                      Summary of Material Change:

Bellatrix announced that it has entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and Canaccord Genuity Corp. and including Wellington West Capital Markets Inc. to issue (the “Offering”) on a bought deal basis, 9,822,000 common shares (“Common Shares”) at a price of $5.60 per Common Share for aggregate gross proceeds of approximately $55,003,200.  Bellatrix also granted the underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,473,000 Common Shares to cover over-allotments, if any, for additional gross proceeds of approximately $8,248,800. The Over-Allotment Option is exercisable in whole or in part for a period of 30 days following the closing of the Offering.

5.                                      Full Description of Material Change:

Bellatrix announced that it has entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and Canaccord Genuity Corp. and including Wellington West Capital Markets Inc. to issue, on a bought deal basis, 9,822,000 million Common Shares.  Bellatrix also granted the underwriters the Over-Allotment Option to purchase up to an additional 1,473,000 Common Shares exercisable in whole or in part for a period of 30 days following the closing of the Offering.

The net proceeds of the Offering will be used by the Company to temporarily reduce outstanding indebtedness under the Company’s credit facilities, thereby freeing up borrowing capacity that may be redrawn, to fund the Corporation’s ongoing capital expenditure program and for general corporate purposes.

Closing of the Offering is expected to occur on May 11, 2011 and is subject to certain conditions including, but not limited to, the receipt of all necessary approval including the approval of the Toronto Stock Exchange.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ADVISORY: This document contains forward looking statements. More particularly, this document contains statements concerning the anticipated closing date of the Offering, the anticipated use of the net proceeds of the Offering and the intended plans with respect to the Company’s 2011 exit production. Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the Offering could be delayed if Bellatrix is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the Offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the Offering by Bellatrix and Bellatrix’s plans with respect to the use of proceeds and 2011 exit production may change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to proceed in a different manner. The forward looking statements contained herein are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

BARRELS OF OIL EQUIVALENT: Disclosure provided in this prospectus in respect of barrels of oil equivalent (“BOEs”) may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 million cubic feet of natural gas per one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.                                      Omitted Information:

N/A

8.                                      Executive Officer:

For further information, please contact

Edward J. Brown

Vice President, Financing Chief Financial Officer

Telephone:  (403) 750-2655

Fax:  (403) 264-8163

9.                                      Date of Report:

April 26, 2010